Sekr, Inc. (the "Company") a California Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Sekr, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
March 27, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	1,192,999	303,487
Prepaid Expenses	6,541	-
Total Current Assets	1,199,540	303,487
Non-current Assets		
Vehicles, net of Accumulated Depreciation	129,993	-
Total Non-Current Assets	129,993	-
TOTAL ASSETS	1,329,533	303,487
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	38,086	11,581
Accrued Expense	-	4,219
Payroll Liability	25,305	3,402
Total Current Liabilities	63,391	19,201
Long-term Liabilities		
Convertible Notes	-	435,970
Other	5,795	5,795
Total Long-Term Liabilities	5,795	441,765
TOTAL LIABILITIES	69,185	460,966
EQUITY		
Preferred Stock	2,735,390	-
Paid-in Capital	97,613	97,613
Treasury Stock	(56,022)	-
Accumulated Deficit	(1,516,633)	(255,091)
Total Equity	1,260,348	(157,478)
TOTAL LIABILITIES AND EQUITY	1,329,533	303,487

Statement of Operations

	Year Ended December 31,	
	2021	2020
Revenue	520	59,553
Cost of Revenue	84	25
Gross Profit	435	59,528
Operating Expenses		
Advertising and Marketing	189,688	38,651
General and Administrative	1,066,888	288,104
Depreciation	5,401	-
Total Operating Expenses	1,261,977	326,755
Operating Income (loss)	(1,261,541)	(267,227)
Provision for Income Tax	-	-
Net Income (loss)	(1,261,541)	(267,227)

Statement of Cash Flows

	Year Ended December 31,	
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(1,261,541)	(267,227)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	5,401	-
Accounts Payable & Accrued Expenses	22,287	15,321
Prepaids	(6,541)	-
Other	21,903	9,096
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	43,050	24,418
Net Cash provided by (used in) Operating Activities	(1,218,491)	(242,810)
INVESTING ACTIVITIES		
Equipment	(135,394)	-
Net Cash provided by (used by) Investing Activities	(135,394)	-
FINANCING ACTIVITIES		
Proceeds from the Issuance of Preferred Stock	2,299,420	-
Proceeds from Paid-in Capital	-	97,613
Proceeds from Convertible Notes	-	405,970
Repurchase of Stock	(56,022)	-
Net Cash provided by (used in) Financing Activities	2,243,398	503,583
Cash at the beginning of period	303,487	42,714
Net Cash increase (decrease) for period	889,512	260,773
Cash at end of period	1,192,999	303,487

Statement of Changes in Shareholder Equity

	Common Stock		Preferred Stock					
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	Treasury Stock	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2020	5,020,004	-	-	-	-	-	12,136	12,136
Issuance of Stock	378,068	-	-	-	-	-	-	-
Paid-in Capital	-	-	-	-	-	97,613	-	97,613
Net Income (Loss)	-	-	-	-	-	-	(267,227)	(267,227)
Ending Balance 12/31/2020	5,398,072	-	-	-	-	97,613	(255,091)	(157,478)
Issuance of Stock	217,262	-	1,014,856	2,215,800	-	-	-	2,215,800
Repurchase of Common Stock	(36,520)	-	(34,568)	-	(56,022)	-	-	(56,022)
Conversion of Convertible Note Agreements	-	-	1,022,320	519,589	-	-	-	519,589
Net Income (Loss)	-	-	-	-	-	-	(1,261,541)	(1,261,541)
Ending Balance 12/31/2021	5,578,814	-	2,002,608	2,735,389	(56,022)	97,613	(1,516,633)	1,260,348

Sekr, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Sekr, Inc. (the Company) was formed in California on September 21st, 2018. The Company earns revenue using a consumer SAAS platform, B2B partnerships, and marketplace transactions for outdoor travel destinations. The Company is headquartered in San Diego, CA and customers are located throughout the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company generates revenue by selling a subscription service. The Company's payments are generally collected at time of service or initiation of services. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period and revenue is recognized over the life of the subscription as performance obligations are satisfied. Management considered the need to recognize deferred revenue as of December 31st, 2020 and 2021, and determined any amount would be negligible.

The Company earned $60,000 in sponsorship revenue for promotions on their platform. The Company performed all performance obligations as agreed upon in 2020. In 2021, the Company decided to focus on generating revenue via their subscription service and does not intend on earning revenue from sponsorships in the future.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized as equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31st, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Van and Truck	5	135,394	(5,401)	-	129,993
Grand Total	**-**	**135,394**	**(5,401)**	**-**	**129,993**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2020	1,034,585	$-
Granted	-	$-
Vested	(289,234)	$-
Forfeited	-	$-
Nonvested shares, December 31, 2020	745,351	$-
Granted	188,235	$-
Vested	(267,176)	$-
Forfeited	(36,520)	$-
Nonvested shares, December 31, 2021	629,890	$-

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2020	-	-
Granted	-	-
Exercised	-	-
Expired/cancelled	-	-
Total options outstanding, December 31, 2020	-	-
Granted	234,670	$0.05
Exercised	-	-
Expired/cancelled	-	-
Total options outstanding, December 31, 2021	234,670	$0.05
Options exercisable, December 31, 2021	-	$0.05

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2020		
Granted	-	-
Vested	-	-
Forfeited	-	-
Nonvested options, December 31, 2020	-	-
Granted	234,670	$-
Vested	-	-
Forfeited	-	-
Nonvested options, December 31, 2021	234,670	$-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and California. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

See Note 7 – Subsequent Events disclosure for details of loan entered into with the CEO during 2022.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes ranged between .22% and 5%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities ranging from 2021 to 2022. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event. All convertible notes converted into equity in 2021 during a qualified financing event.

NOTE 6 – EQUITY

The total number of shares of all classes of stock that the Company has authority to issue is 12,394,943, consisting of 10,000,000 shares of Common Stock, no par value per share and 2,394,943 shares of Preferred Stock, no par value per share.

The Company had 5,578,814 shares of common stock issued and outstanding as of December 31st, 2021.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company had 2,002,608 shares of preferred stock issued and outstanding as of December 31st, 2021.

Of the preferred stock, 241,577 shares were authorized as "Series Seed-1 Preferred Stock". All 241,577 shares were issued and outstanding as of December 31st, 2021. 676,545 shares were authorized as "Series Seed-2 Preferred Stock,". All 676,545 were issued and outstanding as of December 31st, 2021. 104,198 shares were authorized as "Series Seed-3 Preferred Stock". 69,630 were issued and outstanding as of December 31st, 2021. 1,372,623 shares were authorized as "Series Seed-4 Preferred Stock". 1,014,856 were issued and outstanding as of December 31st, 2021. The Series Seed-1 Preferred Stock, the Series Seed-2 Preferred Stock, the Series Seed-3 Preferred Stock and the Series Seed-4 Preferred Stock are collectively referred to herein as the "Preferred Stock".

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2021, no dividends had been declared.

The Company repurchased 36,520 Common Stock and 34,568 Preferred Stock in exchange for $56,022 in 2021.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 27, 2023, the date these financial statements were available to be issued.

During the period ending December 31st, 2022, the Company entered into numerous SAFE agreements totaling $400,000 with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event. Each agreement is subject to a valuation cap. The pre-money valuation caps of the agreements entered were between $12M – 20M.

In 2022, the CEO loaned the Company $100,000 under a 6-month repayment term. If the Company was unable to repay in time, ownership of the Company's van was to be transferred to the CEO as a collateral. The deadline was January 14th, 2023. The loan did not accrue interest. The Company did not repay and transferred ownership of the Company's vehicle to the CEO.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve

months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.